MORRIS PUBLISHING GROUP, LLC

725 Broad Street

Augusta, GA 30901

May 25, 2006

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Morris Publishing Group, LLC
10-K for the year ended December 31, 2005
10-Q for the quarter ended March 31, 2006
Commission file #: 333-112246

Dear Ms. Cvrkel:

This letter is in response to your comment letter dated May 15, 2006 regarding the Morris Publishing Group, LLC 2005 Form 10-K and our first quarter 2006 Form 10-Q. The following are our responses to each of your comments.

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Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data, page 35

1.	Please revise future filings to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Response: We will, in future filings, briefly describe, or cross-reference to a discussion thereof, factors such as accounting changes, business combinations or dispositions of business

Ms. Linda Cvrkel

May 25, 2006

operations, that materially affect the comparability of the information reflected in selected financial data and any material uncertainties where such matters might cause the data reflected not to be indicative of our future financial condition or results of operations. When there are no material factors or uncertainties that materially affect the comparability of the data presented, we will state this in the discussion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations -Critical Accounting Policies and Estimates, page 37

2.	Reference is made to your “goodwill and intangibles” critical accounting policy. In light of the fact that goodwill and intangible assets represent a significant portion of your total assets on your consolidated balance sheets in each of the periods presented, please revise future filings to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable. Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

Response: We will, in future filings, include discussion of the methods used to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable. The discussion will include the estimates and assumptions used in determining whether any impairment has occurred and how the amount of impairment loss, if any, was determined.

We calculate the fair value of a reporting unit using the net present value of future cash flows. The carrying value of goodwill is considered impaired when the projected discounted cash flows of a reporting unit are less than its carrying value. In addition to the annual test for impairment, we test goodwill for impairment when the facts or circumstances at any of our reporting units indicate the impairment of goodwill as a result of a continual decline in performance or as a result of fundamental changes in a market.

Certain other intangible assets (mastheads) have indefinite lives and are also tested annually for impairment. The fair value of the mastheads is determined using an income approach. The asset is considered impaired when the fair value of the intangible asset is less than its carrying value. In addition to the annual test for impairment, we test for impairment when facts or circumstances indicate impairment of the intangible assets as a result of a continual decline in performance or as a result of fundamental changes in a market..

Our disclosure in future filings will be substantially the same as above.

As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 37) and in the notes to financial statements (page 65), our annual impairment test indicated no impairment of our goodwill and indefinite lived assets.

Ms. Linda Cvrkel

May 25, 2006

Report of Independent Public Accounting Firm, page 58

3.	Please file an amended Form 10-K to include the manual or printed signature of the auditor’s firm on the report of the independent public accounting firm. Refer to Rule 2-02(a) of Regulation S-X and paragraph 8 of SAS 58.

Response: We will file Form 10-K/A once we’ve reached satisfactory resolution of the comments in this letter, with the signature of the auditor’s firm, Deloitte & Touche LLP, on the report of the independent public accounting firm. This signature was inadvertently omitted from the original Form 10-K filed via EDGAR.

Financial Statements

Consolidated Statement of Income, page 60

4.	We note your presentation of gains and losses on the sale of fixed assets as a non-operating expense. Please revise future filings to present this amount as an operating expense. See paragraph 45 of SFAS No. 144 and footnote 68 of SAB Topic 13.

Response: We will, in future filings, include gains and losses on the sale of fixed assets as part of operating expense.

Note 6. Long-Term Debt, page 71

5.	We note from your disclosure on page [26] that the terms of your credit facilities and the indenture relating to the notes have several restrictions including your ability to pay dividends, dispose of assets, and incur or repay debt. Please tell us and revise future filings to disclose any restrictive covenants which may limit the payment of dividends or future repayment of outstanding debt in the notes to the financial statements. Your response and revised disclosure should include the nature, source and extent of the restriction(s) which may be material to an investor’s understanding of the covenants. See paragraphs 18-19 of SFAS No. 5.

Response: We have a bank credit facility for up to $350 million of senior secured term and revolving credit facilities (the 2005 Credit Agreement), on which $221 million was outstanding on December 31, 2005. We could have borrowed an additional $90 million under the covenants of this senior credit facility, as of December 31, 2005 (as disclosed in Note 6). There are no

Ms. Linda Cvrkel

May 25, 2006

restrictions in the senior credit facility on our ability to pay dividends to our parent, Morris Communications Company, LLC, which is a guarantor of the debt under the senior credit facility.

Our $300 million of indebtedness to investors in our senior subordinated notes is subordinated to the rights of the lenders under our existing and future senior credit facilities. In the event of a liquidation, dissolution, bankruptcy, insolvency or similar event of the company, the lenders of the senior debt must be paid in full for all obligations under the 2005 Credit Agreement (including interest accruing after the commencement of a bankruptcy proceeding), before any payment can be made to holders of the notes. The covenants of our 2005 Credit Agreement prevent voluntary payment or prepayment of the senior subordinated notes, except for regularly scheduled payments or prepayments of principal and interest. In addition, the covenants of the 2005 Credit Agreement require that all payments, including regularly scheduled interest payments, on the senior subordinated notes must be suspended in the event of a payment default on the senior credit facilities, or in the event the trustee of the notes indenture receives a “Payment Blockage Notice” following any other default that would permit the senior lenders to accelerate the maturity of the senior debt.

We will clarify and disclose these restrictions in future filings.

The indenture relating to our senior subordinated notes limits our ability to pay dividends to our parent, Morris Communications. This restrictive covenant is disclosed in note 9 – Transactions with Morris Communications on page 79 under Restricted Payments as follows:

“The Company is permitted under its debt arrangement to make restricted payments, which includes dividends and loans to affiliates in excess of the permitted limits described above, up to the sum of (1) 100% of the Company’s cumulative consolidated income before interest, taxes, depreciation and amortization (“Consolidated EBITDA”, as defined in the indenture) earned subsequent to the debt’s August 2003 issue date less (2) 140% of the consolidated interest expense of the Company for such period.

At December 31, 2005, the Company had an additional $84 million available for future restricted payments under the credit indenture.”

We will disclose or cross reference this dividend restriction in Note 6 –Long Term Debt in future filings.

Ms. Linda Cvrkel

May 25, 2006

Note 6. Long term debt, page 71

Refinancing of bank credit facility-2005, page 72

6.	Please clarify for us and in future filings whether the refinancing of the credit facility in 2005 resulted in an exchange of debt instruments with substantially different terms and has been accounted for as a debt extinguishment in accordance with the guidance outlined in EITF No. 96-19. If so, confirm to us that the capitalized loan fees of $2,046,000 associated with the refinancing of the credit facility were incurred from third parties and that such fees were not related to fees paid or received to extinguish the old debt instrument, which would be included in determining the debt extinguishment gain or loss. If the refinancing of the credit facility in 2005 was not considered an exchange or modification of debt instruments with substantially different terms, then please explain to us how your accounting treatment complies with EITF No. 96-19. We may have further comment upon receipt of your response.

Response: On December 14, 2005, the Company, as borrower, entered into a Credit Agreement for $350 million of senior secured term and revolving credit facilities (“the 2005 Credit Facilities”). The refinancing terminated and replaced the existing $400 million credit facilities. The existing credit facility consisted of $100 million in Tranche A Term Loans, $150 million in Tranche C Term loans and a Revolving Credit Commitment of $150 million.

The 2005 Credit Facilities consist of a $175 million Revolving Credit Facility and a $175 million Tranche A Term Loan. Of the $2,046,000 in capitalized loan fees, $1,023,000 was associated with the revolver and $1,023,000 was associated with the Tranche A term loan.

The refinancing of the Tranche A and C Term Loans resulted in an exchange of debt instruments with substantially different terms, since the present value of the cash flows under the terms of the new debt instrument were greater than 10% different from the present value of the remaining cash flows under the terms of the original debt instruments. Therefore, the transaction was accounted for as a debt extinguishment in accordance with the guidance outlined in EITF Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instrument, and the unamortized costs associated with the prior Tranche A and C term loans were included in loss on extinguishment of debt on the consolidated statement of income.

The refinancing of the existing $150 million Revolving Credit Commitment resulted in an increase in borrowing capacity and was accounted for in accordance with EITF Issue No. 98-14, Debtor’s Accounting for Changes in Line of Credit or Revolving Debt Arrangements. Accordingly, unamortized deferred costs from the prior arrangement and the fees paid for the new credit facility were associated with the new arrangement and capitalized.

Ms. Linda Cvrkel

May 25, 2006

The $2,046,000 in fees incurred for the 2005 Credit Facilities were paid to different third parties and were not related to fees paid or received to extinguish the original debt instruments.

Our disclosure in future filings will be substantially the same as above.

Note 11, Quarterly operations (unaudited), page 82

7.	Please revise your selected quarterly financial data in future filings to also include gross profit for each full quarter within the two most recent fiscal years in accordance with Item 302(a)(1) of Regulations S-K.

Response: Gross profit, as defined in Item 302(a)(1) of Regulation S-K, is a measure not commonly used within our industry.

Management uses operating income to measure the results of our operations and we will, in future filings, include operating income in the selected quarterly financial data.

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As requested in your letter of May 15, 2006, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Ms. Linda Cvrkel

May 25, 2006

We hope that our responses have adequately addressed your concerns. Please let us know if you need additional information or clarification. In the event you have further comments concerning the matters contained in this letter, if practicable, such comments may be addressed telephonically to the undersigned at (706) 828-4376 or our legal counsel Mark Burgreen at (706) 828-2009.

Very truly yours,

/s/ Steve K. Stone
Steve K. Stone
Sr. Vice President, Chief Financial Officer